CUSIP NO. 867017105	Page 9 of 13

Exhibit 99.2

January 15, 2009

Board of Directors of Sunair Services Corporation

c/o Mr. John H. Hill, Jr.

Senior Managing Director

Hyde Park Capital Partners, LLC

701 North Franklin Street

Tampa, FL 33602

c/o Stephen K. Roddenberry, Esq.

Akerman Senterfitt

One Southeast Third Avenue, 25th Floor

Miami, FL 33131-1714

Gentlemen:

On behalf of Massey Services, Inc. (“Massey”), we submit this letter to the Board of Directors of Sunair Services Corporation (the “Board of Directors.”) The purpose of this letter is to respond to the letter, dated January 12, 2009, from your counsel, Stephen K. Roddenberry, to our counsel, Brian D. Short (the “January 12th Letter”).

As you know, on December 5, 2008, Massey delivered to the Special Committee of the Board of Directors of Sunair Services Corporation (the “Special Committee”) a letter proposing a non-binding offer (the “December 5th Offer”) to acquire 100% of the common stock of Sunair Services Corporation (“Sunair”) through a reverse merger of Sunair into a wholly-owned subsidiary of Massey. The December 5th Offer responded to the principal concerns the Special Committee relayed to Massey regarding our initial offer – i.e., the purchase price was not fixed in our initial offer and Massey had not received sufficient assurances regarding our financing sources. In response to the Special Committee’s concern regarding a fixed price, the December 5th Offer proposed a fixed purchase price of $3.00 per share for all of the outstanding shares of Sunair (a 71.4% premium at the time of the December 5th Offer). In response to the Special Committee’s financing concern, we advised the Special Committee in the December 5th Offer that we had secured commitment letters from SunTrust Bank and other major lending institutions for the financing necessary to complete the proposed transaction. In addition, we advised the Special Committee in the December 5th letter and through our representatives that we were and are prepared to move expeditiously to do all the work necessary to negotiate and consummate the proposed transaction.

The first formal response to the December 5th Offer was a letter from Mr. Roddenberry on behalf of the Special Committee dated December 16, 2008 (the “December 16th Letter”). The December 16th Letter stated that the Special Committee would require the following assurances prior to considering any transaction: (i) a firm price; (ii) no financing contingency; (iii) a $5 million non-refundable deposit; and (iv) a “fiduciary out” in order to “shop” Sunair. As the price proposed in the December 5th Offer was fixed and the fiduciary obligations of Sunair are required in any event, the discussions between our representatives following the December 16th Letter centered on the financing arrangements and the requested deposit.

With respect to the financing arrangements, we provided your representatives with copies of our existing commitment letters and, as is customary, committed to work cooperatively to further narrow the conditions as part of the process of negotiating a definitive agreement and performing requisite diligence. Furthermore, our representatives discussed the very unusual request regarding a cash deposit. We understand in the current market that certainty of closing is a concern and that is precisely why we expended our resources and incurred the upfront cost of obtaining commitment letters prior to submitting the December 5th Offer. The request for a cash deposit is particularly confusing given the significant investment that Massey has already incurred in pursuing this potential transaction (e.g., commitment fee costs, professional fees and the cost of obtaining 1,260,972 shares of common stock of Sunair) in addition to the fact that the Massey business is standing behind this proposal and not a shell company of a financial buyer. However, as the request for a deposit seemed to be the final hurdle to clear in order to proceed with negotiating a definitive agreement and performing requisite diligence, Massey proposed that at the time of signing a definitive agreement it would deposit into escrow $1 million in cash and one million shares of common stock of Sunair and that this escrow would serve as the break-up fee in the event the deal was not consummated due to the financing sources not funding their commitments. We were advised that the Special Committee had agreed to this arrangement.

CUSIP NO. 867017105	Page 10 of 13

On or about December 18th, the Special Committee’s representatives conveyed to our representatives that the Special Committee was taking our proposal to the Board of Directors for approval. We understand that the Board of Directors could not meet until January 8, 2009 to consider this offer on behalf of the Sunair shareholders. Finally, 38 days after delivery of the December 5th Offer, we received the January 12th Letter advising us of the Board of Directors’ long-awaited formal response to our offer.

The January 12th Letter did not advance this process any further. In fact, we are afraid that we continue to make no progress in our attempts to deliver a deal that seems to us to be clearly in the best interests of the Sunair shareholders. In particular, we were surprised to learn in the January 12th Letter that the Board of Directors is still insisting that Massey make a non-refundable payment of $5 million in cash to Sunair despite the prior discussions between our representatives. We have additional concerns with certain other pre-conditions proposed in the January 12th Letter. Generally, we are dismayed that after over a month of delay, the Board of Directors has responded to us by simply erecting more hoops for us to jump through after having satisfied what we believed were all the Special Committee’s concerns.

As noted above, at the time of the December 5th Offer we believed that it was important to move expeditiously to consummate the proposed transaction. During the 38-day period of time we awaited your formal response to our offer, the financial markets have continued to deteriorate. Nevertheless, we were advised this week that SunTrust Bank remains committed to the proposed transaction. We also continue to find the proposed transaction attractive on the proper terms. However, it is absolutely necessary that we move expeditiously towards negotiating and consummating the proposed transaction.

Massey will move forward with negotiating a definitive agreement if the Board of Directors agrees to proceed negotiating definitive agreements based on the following terms no later than January 26, 2009:

1.	Purchase Price: A purchase price of $3.00 per share in cash for all of the outstanding shares in Sunair (based on 13,091,088 shares outstanding). This purchase price would not be subject to any adjustments following execution of definitive agreements. This purchase price would be a premium of 109.8% to today’s closing share price. We should note this price also takes into account our review of Sunair’s recently filed Form 10-K which indicated an increase in liabilities over assets of $2,499,626, or $0.19 per share, as of September 30, 2008 (effectively increasing the gross share price offered to $4.58).

2.	Structure: A reverse merger of Sunair into a wholly-owned subsidiary of Massey.

3.	Escrow: At the time of signing a definitive agreement, Massey will deposit into escrow $1 million in cash and one million shares of common stock of Sunair and this escrow will serve as the break-up fee in the event the deal is not consummated due to the financing sources not funding their commitments.

4.	Due Diligence: Massey, the financing sources and their representatives will have four weeks to complete their due diligence.

5.	Fiduciary Out: Sunair will have a 20-day “go-shop” period following execution of the definitive agreement.

6.	Break-Up Fee: Sunair shall be obligated to pay a break-up fee in the amount of 3% of the enterprise value in the event Sunair exercises its “fiduciary out.”

7.	Conditions: In addition to negotiating acceptable definitive agreements incorporating the terms discussed above, final agreement on any transaction would require satisfactory completion of our due diligence, final approval by both the Massey and Sunair Board of Directors and approval of Sunair shareholders. The parties will proceed to immediately begin negotiating a definitive agreement with the goal of execution upon completion of due diligence and the satisfaction of each party.

This letter is a non-binding statement of the intentions of the parties relating to the negotiation of the terms and conditions of the proposed transaction. Any obligations of the parties with respect to any transaction will be set forth in definitive agreements reasonable and customary for this type of transaction, which, when executed by the parties, shall then and only then, be binding upon the parties.

CUSIP NO. 867017105	Page 11 of 13

In the event the Board of Directors does not agree to proceed to negotiating definitive agreements based upon the above terms by January 26, 2009, you can consider our offer officially withdrawn.

We noted in the December 5th Offer that because Massey had filed a Schedule 13D indicating that it owns approximately 9.63% of the outstanding stock of Sunair, Massey may be required to amend the Schedule 13D to disclose the offer. Due to the status of events, we believe it is necessary to amend the Schedule 13D to disclose the December 5th Offer and this letter.

We look forward to promptly hearing from you.

Sincerely,

MASSEY SERVICES, INC.

By:	/s/ Gwyn A. Elias
Gwyn A. Elias
Senior Vice President,
Chief Financial Officer